April 2, 2019

Duane Hughes
Chief Executive Officer
Workhorse Group Inc.
100 Commerce Drive
Loveland, Ohio 45140

       Re: Workhorse Group Inc.
           Registration Statement on Form S-3
           Filed March 28, 2019
           File No. 333-230553

Dear Mr. Hughes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doug Jones at 202-551-3309 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:    Stephen M. Fleming, Esq.